

"Investing in North American Energy"

Derek
Oil & Gas Corporation

DRK:TSX.V   DRKOF:OTCBB   www.derekoilandgas.com

FOR IMMEDIATE RELEASE

New Director Joins Derek Oil & Gas Corporation's Board

Wednesday, September 7, 2005

Derek Oil & Gas Corporation is pleased to report that Mr. George Eynon has agreed to join the Company's Board of Directors. Mr. Eynon is currently the Vice President, Business Development & External Relations for the Canadian Energy Research Institute ("CERI"). Until recently he was responsible for CERI's natural gas research program. In his new position George handles CERI's research marketing, business development, client and media relations, and publications, as well as its conferences and training programs.

His experience includes over 20 years in the upstream, exploration and production sector of the oil and gas industry world-wide (with Amoco, Paramount Resources, Superior Oil, Suncor Energy, and Bow Valley Energy), and 10 years of energy and management consulting (with GEOS Energy Consulting, Ziff Energy Group, and Cambridge Energy Research Associates).

Mr. Eynon is a former President of the Canadian Society of Petroleum Geologists, and a past-Chair of the House of Delegates, American Association of Petroleum Geologists. He has made numerous presentations and chaired technical sessions at industry and professional association conferences, and authored numerous publicly-available, in-house and client-confidential reports and papers; and has conducted numerous short courses, board briefings, and corporate consulting sessions.

Mr. Eynon is a native of London, England and a naturalized Canadian citizen. He holds a BSc (London), an MSc (McMaster), and attended MIT's Sloan School of Management Senior Executive Program.

Derek Oil & Gas Corporation is an exploration and development company that utilizes enhanced oil recovery techniques to develop new production from reservoirs containing significant quantities of oil that were previously uneconomic to recover using conventional means. The Company is publicly traded in Canada on the TSX Venture Exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Mr. Barry C.J. Ehrl
President & CEO

For further information please contact:
Investor Relations: 1-888-756-0066 or (604) 331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Corporate Communications E-Mail: erica@derekoilandgas.com
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. In this document, the words "potential", "plan", "could", "estimate", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.